UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Israel Acquisitions Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G49667101

(CUSIP Number)

12600 Hill Country Blvd.

Building R, Suite 275

Bee Cave, TX 78738
Attn: Alex Greystoke

(800) 508-1531

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G49446135

1	NAME OF REPORTING PERSON Israel Acquisitions Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,429,167(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,429,167(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,429,167(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON OO

(1) Comprised of 637,500 Class A ordinary shares of the Issuer, par value $0.0001 per share, and 4,791,667 Class B ordinary shares of the Issuer, par value $0.0001 per share. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer’s charter documents.

CUSIP NO. G49446135

1	NAME OF REPORTING PERSON Alexander Greystoke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,429,167(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,429,167(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,429,167(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON IN

(1) Comprised of 637,500 Class A ordinary shares of the Issuer, par value $0.0001 per share, and 4,791,667 Class B ordinary shares of the Issuer, par value $0.0001 per share. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer’s charter documents.

CUSIP NO. G49446135

1	NAME OF REPORTING PERSON Charles Ecalle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,429,167(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,429,167(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,429,167(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON IN

(1) Comprised of 637,500 Class A ordinary shares of the Issuer, par value $0.0001 per share, and 4,791,667 Class B ordinary shares of the Issuer, par value $0.0001 per share. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer’s charter documents.

SCHEDULE 13D

Explanatory Note

This Amendment No. 1 to Schedule 13D is filed to amend and restate, in its entirety, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2023 (the “Schedule 13D”). Due to scriveners’ errors, the Schedule 13D (i) disclosed the wrong CUSIP number and (ii) incorrectly reported that each Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares beneficially owned by each Reporting Person. In fact, each Reporting Person possesses shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the beneficially owned shares. This Amendment No. 1 serves to correct this error.

Item 1.	Security and Issuer.

Securities Acquired: Israel Acquisitions Sponsor LLC (the “Sponsor”) initially acquired Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), as part of the formation and initial capitalization of Israel Acquisitions Corp (the “Issuer”). The Sponsor acquired units of the Issuer in connection with the Issuer’s initial public offering in January 2023. Each unit of the Issuer acquired by the Sponsor represents the right to receive one Class A ordinary share, $0.0001 par value per share (“Class A Ordinary Shares”), and one redeemable warrant. The warrants are not currently exercisable, and they will not be exercisable, if ever, until after the completion of a business combination by the Issuer, and accordingly, the Class A Ordinary Shares issuable upon exercise of the warrants are not included in this Schedule 13D.

Issuer:	Israel Acquisitions Corp
12600 Hill Country Blvd., Building R, Suite 275
Bee Cave, TX 78738

Item 2.	Identity and Background.

This statement is filed by the Sponsor, Alexander Greystoke (“Mr. Greystoke”) and Charles Ecalle (“Mr. Ecalle”, and together with the Sponsor and Mr. Greystoke, each of the foregoing a “Reporting Person”, and collectively, the “Reporting Persons”). The Sponsor is managed by Mr. Greystoke and Mr. Ecalle. The Sponsor holds approximately 27.2% of the issued and outstanding shares of all classes of ordinary shares of the Issuer (19,929,167) based on the number of Class A Ordinary Shares (15,137,500) and Class B Ordinary Shares (4,791,667) outstanding.

The Reporting Persons’ business address is 12600 Hill Country Blvd., Building R, Suite 275, Bee Cave, TX 78738.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Alexander Greystoke is a United States citizen. Mr. Charles Ecalle is a citizen of France.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Ordinary Shares currently beneficially owned by the Reporting Persons was $6,375,000. The source of these funds was the capital of the Sponsor.

Item 4.	Purpose of Transaction.

On January 26, 2022, the Sponsor purchased an aggregate of 5,750,000 Class B Ordinary Shares of the Issuer (the “Founder Shares”) for an aggregate purchase price of $25,000. On March 4, 2022, the Issuer effected a share capitalization with respect to our Class B Ordinary Shares of 1,150,000, resulting in the Sponsor holding 6,900,000 Founder Shares. On August 18, 2022, the Sponsor surrendered for no consideration 1,150,000 Class B Ordinary Shares, resulting in the Sponsor holding 5,750,000 founder shares. On November 17, 2022, the Sponsor surrendered for no consideration 958,333 Class B Ordinary Shares, resulting in the Sponsor holding 4,791,667 Founder Shares.

On January 18, 2023, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased an aggregate of 637,500 units (“Private Placement Units”) of the Issuer at $10.00 per Private Placement Unit, pursuant to a Private Placement Units Purchase Agreement dated January 12, 2023, by and between the Issuer and the Sponsor (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Private Placement Unit consists of one Class A Ordinary Share and one warrant, each warrant exercisable to purchase one Class A Ordinary Share, at an exercise price of $11.50 per share. The warrants are not currently exercisable, and they will not be exercisable, if ever, until after the completion of a business combination by the Issuer, and within the next 60 days, accordingly, the Class A Ordinary Shares issuable upon exercise of the warrants are not included in this Schedule 13D.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time, however, all of such shares are subject to lock-up restrictions as further described in Item 6 below. The Sponsor acts as the sponsor of the Issuer and Mr. Greystoke acts as an Advisor to the Issuer. Mr. Ecalle is has no official position with and is not an Advisor to the Issuer.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

The following sets forth, as of the date of the Schedule 13D, the aggregate number of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer and the percentage of all classes of ordinary shares beneficially owned by each of the Reporting Persons assuming conversion of all of the Issuer’s outstanding Class B Ordinary Shares into Class A Ordinary Shares, as well as the number of shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 19,929,167 outstanding shares of all classes of ordinary shares, which includes (i) 15,137,500 Class A Ordinary Shares and (ii) 4,791,667 Class B Ordinary Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Israel Acquisitions Sponsor LLC	5,429,167	27.2%	0	5,429,167	0	5,429,167
Alexander Greystoke	5,429,167	27.2%	0	5,429,167	0	5,429,167
Charles Ecalle	5,429,167	27.2%	0	5,429,167	0	5,429,167

The securities reported above are held of record by Sponsor and include: 637,500 Class A Ordinary Shares and 4,791,667 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer’s charter documents.

Sponsor is the record holder of the securities reported herein. The Sponsor is managed by Mr. Greystoke and Mr. Ecalle. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor.

(c)            The Reporting Persons have not effected any transactions of Class A Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Private Placement Units Purchase Agreement between the Issuer and Sponsor

On January 18, 2023, simultaneously with the consummation of the IPO, the Sponsor purchased 637,500 Private Placement Units pursuant to the Purchase Agreement. The Private Placement Units and the securities underlying such Private Placement Units are subject to a lock up provision in the Purchase Agreement or Insider Letter (described below), which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 19, 2023 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

On January 12, 2023, in connection with the IPO, the Issuer, the Sponsor, and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the parties agreed (A) to vote the Founder Shares, any Ordinary Shares underlying the Private Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 12 months from the completion of the IPO (or up to 18 months if the Company extends the period of time to consummate its initial business combination in accordance with the terms described in the Registration Statement on Form S-1 (File No. 333-263658), initially filed with the U.S. Securities and Exchange Commission on March 17, 2022 and as amended from time to time), unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Private Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Private Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 19, 2023 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In January 2023, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 19, 2023 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits.

Exhibit 1*	Joint-filer Agreement

Exhibit 10.1*	Private Placement Units Purchase Agreement, dated January 12, 2023, by and between the Issuer and the Sponsor.

Exhibit 10.2*	Letter Agreement, dated January 12, 2023, by and among the Issuer, its executive officers, its directors and the Sponsor.

Exhibit 10.3*	Registration Rights Agreement, dated January 12, 2023, by and between the Issuer and the Sponsor.

* Previously filed as an exhibit to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2023	ISRAEL ACQUISITIONS SPONSOR LLC

/s/ Alexander Greystoke
Name: Alexander Greystoke
Title: Manager

ALEXANDER GREYSTOKE

/s/ Alexander Greystoke
Name: Alexander Greystoke
Title: Manager

CHARLES ECALLE

/s/ Charles Ecalle
Name: Charles Ecalle
Title: Manager